Exhibit 5

23 June 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 23 June 2015 it purchased 200,000 of its ordinary shares at a price of 1503.9552 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 29,475,977 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,297,079,242 (excluding shares to be held in treasury).